UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger(1)

☐                                    Liquidation

☐                                    Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company
(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund:

PNC Advantage Funds

3.                                      Securities and Exchange Commission File No.:

811-07850

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                                                                 ☐ Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One East Pratt Street — 5th Floor

Baltimore, MD 21202

6.                                      Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kathleen Nichols	Jeremy C. Smith, Esq.

(1)                                 The liquidation and termination of PNC Advantage Funds (the “Trust”) follows the reorganization of PNC Advantage Institutional Treasury Money Market Fund, a series of the Trust, into PNC Treasury Plus Money Market Fund, a series of PNC Funds, on March 1, 2018.

Ropes & Gray LLP	Ropes & Gray LLP
Prudential Tower	1211 Avenue of the Americas
800 Boylston Street	New York, NY 10036
Boston, MA 02199-3600	(212) 596-9858
617-854-2418

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

PNC Capital Advisors, LLC	The Bank of New York Mellon
One East Pratt Street, 5th Floor	301 Bellevue Parkway
Baltimore, MD 21202	Wilmington, DE 19809
800-622-3863	302-791-3600

Note:                  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☒ Open-end                                                                                                              ☐ Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

PNC Capital Advisors, LLC

One East Pratt Street, 5th Floor

Baltimore, MD 21202

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

PNC Funds Distributor, LLC

Three Canal Plaza, Suite 100,

Portland, ME 04101

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13.                               If the fund is a unit investment trust (“UlT”) provide:

(a)                                 Depositor’s name(s) and address(es):

Not Applicable.

(b)                                 Trustee’s name(s) and address(es):

Not Applicable.

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                                                                                                                                 ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                                                                                                               ☐ No

If Yes, state the date on which the board vote took place: November 30, 2017

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes                                                                                                                                                 ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The reorganization of the sole remaining series of the Trust into a newly-created series of PNC Funds, effective March 1, 2018, did not require the approval of shareholders. As of March 1, 2018, no shares of the Trust were outstanding.  Pursuant to Article VIII, Section 1 of the Agreement and Declaration of Trust of PNC Advantage Funds, dated August 25, 2009, as amended, the Trustees have the power and authority to dissolve the Trust or any series at the discretion of the Board of Trustees at any time there are no shares outstanding.

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II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                                                                                                               ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:  March 1, 2018

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes                                                                                               ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes                                                                                               ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                                                                                                                                                 ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                                                                                                                                                 ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                                                                                                                               ☐ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

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19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                                                                                                                                 ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                                                                                                                                                 ☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                                                                                                 ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                                                                                                                                 ☒ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses: $60,000 (estimated)

(ii)                                  Accounting expenses: $0

(iii)                               Other expenses (list and identify separately): $17,886.98

Blue sky (state registration) expenses: $17,886.98

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(iv)                              Total expenses (sum of lines (i)-(iii) above): $77,886.98

(b)                                 How were those expenses allocated?

All expenses incurred in connection with the liquidation of the Trust were allocated to the Trust, but were assumed by PNC Capital Advisors, LLC, the Trust’s investment adviser. The expenses of the reorganization were allocated equally between PNC Advantage Institutional Treasury Money Market Fund and PNC Treasury Plus Money Market Fund.

(c)                                  Who paid those expenses?

As indicated above, PNC Capital Advisors, LLC assumed all expenses incurred with the liquidation of the Trust.

(d)                                 How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                                                                                                                                 ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                                                                                                                                 ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                                                                                                                                 ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)                                 State the name of the fund surviving the Merger: PNC Treasury Plus Money Market Fund

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(b)                                 State the Investment Company Act file number of the fund surviving the Merger: 811-04416

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PNC Advantage Funds, (ii) he is the Secretary of PNC Advantage Funds and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Thomas R. Rus
Thomas R. Rus

Agreement and Plan of Reorganization

THIS AGREEMENT AND PLAN OF REORGANIZATION dated as of February 28, 2018 is by and among PNC Advantage Funds (the “Target Company”) on behalf of its series PNC Advantage Institutional Treasury Money Market Fund (the “Target Fund”), and PNC Funds (the “Acquiring Company”), on behalf of its series PNC Treasury Plus Money Market Fund (the “Acquiring Fund”), and, for purposes of paragraphs 4.1, 7.3 and 10.2 of this Agreement only, PNC Capital Advisors, LLC (“PNC Capital”).

The reorganization contemplated by this Agreement consists of the transfer of all assets attributable to each class of the Target Fund’s shares in exchange for Acquisition Shares (as defined in paragraph 1) of the corresponding class of shares of the Acquiring Fund, the Acquiring Fund’s assumption of all Obligations of the Target Fund and the distribution of the Acquisition Shares to Target Fund shareholders in liquidation of the Target Fund, all upon the terms and conditions set forth in this Agreement.

This Agreement is adopted as a plan of reorganization and liquidation within the meaning of Section 361(a) and Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and any successor provision.

The parties therefore agree as follows:

1. DEFINITIONS.

“Acquiring Fund Prospectus” means, collectively, the prospectus and statement of additional information of the Acquiring Fund, as amended or supplemented from time to time.

“Acquisition Shares” means the shares of the Acquiring Fund to be issued to the Target Fund in a reorganization under this Agreement.

“Closing” means the time at which the transaction contemplated by paragraph 2.1 is consummated.

“Closing Date” means the date on which the Closing occurs.

“Investments” means the Target Fund’s investments that would be shown on its schedule of investments if such a schedule were prepared as of the close of business on the Valuation Date.

“Liquidation Date” means the date on which the Target Fund liquidates and distributes the Acquisition Shares to its shareholders of record pursuant to paragraph 2.1.

“Obligations” means all liabilities and obligations of the Target Fund of any kind whatsoever, whether absolute, accrued, contingent or otherwise, in existence on the Closing Date.

“Target Fund Prospectus” means, collectively, the prospectus or statement of additional information of the Target Fund, as amended or supplemented from time to time.

“Valuation Date” means the business day preceding the Closing Date.

2. TRANSFER OF ASSETS OF THE TARGET FUND IN EXCHANGE FOR ASSUMPTION OF OBLIGATIONS AND ACQUISITION SHARES AND LIQUIDATION OF THE TARGET FUND.

2.1.                            Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein,

(a)                                 The Target Fund will transfer and deliver to the Acquiring Fund all its assets, as set forth in paragraphs 2.2 and 4.2;

(b)                                 The Acquiring Fund will assume all Obligations; and

(c)                                  The Acquiring Fund will issue and deliver to the Target Fund in exchange for the net assets attributable to each class of its shares a number of Acquisition Shares of the corresponding class (including fractional shares, if any) determined by dividing the value of such net assets, computed in the manner and as of the time and date set forth in paragraph 3.1, by the net asset value of one Acquisition Share of the corresponding class computed in the manner and as of the time and date set forth in paragraph 3.2. Such transactions shall take place at the Closing.

2.2.                            The assets of the Target Fund to be acquired by the Acquiring Fund shall consist of all cash, securities, dividends and interest receivable, receivables for shares sold and all other assets that are owned by the Target Fund on the Closing Date, including any prepaid expenses, other than unamortized reorganizational expenses, shown as an asset on the books of the Target Fund on the Closing Date. The Acquiring Fund agrees that all rights to indemnification and all limitations of liability existing in favor of the Target Fund’s current and former trustees or directors and officers, acting in their capacities as such shall survive the reorganization, and shall continue in full force and effect, without any amendment thereto.  The Acquiring Fund further agrees that such rights and limitations may be asserted against the Acquiring Fund, its successors or assigns.

2.3.                            On the Liquidation Date, the Target Fund will liquidate and distribute pro rata to its shareholders of record of each class of its shares, determined as of the close of business on the Valuation Date, the Acquisition Shares of the corresponding class received by the Target Fund pursuant to paragraph 2.1. Such liquidation and distribution will be accomplished by the transfer of the Acquisition Shares then credited to the account of the Target Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Target Fund’s shareholders and representing the respective pro rata number of Acquisition Shares due such shareholders. The Acquiring Fund shall not be obligated to issue certificates representing Acquisition Shares in connection with such exchange.

2.4.                            With respect to Acquisition Shares distributable pursuant to paragraph 2.3 to a Target Fund shareholder holding a certificate or certificates for shares of the Target Fund, if any, on the Valuation Date, the Target Fund will not permit such shareholder to receive Acquisition Share certificates therefor, to exchange such Acquisition Shares for shares of other investment companies, to effect an account transfer of such Acquisition Shares or to pledge or redeem such Acquisition Shares until such Target Fund shareholder has surrendered all his or her outstanding certificates for Target Fund shares or, in the event of lost certificates, posted adequate bond.

2.5.                            As soon as practicable after the Closing Date, the Target Company, on behalf of the Target Fund, shall make all filings and take all other steps as shall be necessary and proper to effect the complete dissolution of the Target Fund under applicable state law. After the Closing Date, the Target Fund shall not conduct any business except in connection with its dissolution, including compliance with the requirements of paragraph 2.4.

3. VALUATION.

3.1.                            The value of the Target Fund’s assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date using the valuation procedures set forth in the organizational documents of the Acquiring Fund and/or the Acquiring Fund Prospectus for determining net asset value, after deduction for any expenses of the reorganization contemplated hereby to be paid by the Target Fund, if any, and shall be certified by the Target Fund.

3.2.                            For the purpose of paragraph 3.1, the net asset value of an Acquisition Share of each class shall be the net asset value per share computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the organizational documents of the Acquiring Fund and/or the Acquiring Fund Prospectus for determining net asset value.

4. CLOSING AND CLOSING DATE.

4.1.                            The Closing Date shall be on such date as the Acquiring Fund and Target Fund may agree. The Closing shall be held at PNC’s offices, 1 East Pratt Street, 5th Floor, Baltimore, MD 21201 (or such other place as the parties may agree), at such time as the parties may agree.

4.2.                            On the Closing Date, the Target Fund’s assets, including all the Target Fund’s cash shall be delivered by the Target Fund to the Custodian for the account of the Acquiring Fund. All portfolio securities so delivered to be duly endorsed in proper form for transfer in such manner and condition as to constitute good delivery thereof in accordance with the custom of brokers or, in the case of portfolio securities held in the U.S. Treasury Department’s book-entry system or by the Depository Trust Company, Participants Trust Company or other third party depositories, by transfer to the account of the Custodian in accordance with Rule 17f-4, Rule 17f-5 or Rule 17f-7, as the case may be, under the Investment Company Act of 1940, as amended (the “1940 Act”) and accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. The cash delivered shall be in the form of currency or certified or official bank checks, payable to the order of “[Custodian], custodian for [Acquiring Fund].”

4.3.                            In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on the New York Stock Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Target Fund or the Acquiring Fund is impracticable, the Closing Date shall be postponed until the first business day after the day on which trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored within three business days of the Valuation Date, this Agreement may be terminated by either the Target Fund or the Acquiring Fund upon the giving of written notice to the other party.

4.4.                            At the Closing, the Target Fund or its transfer agent shall deliver to the Acquiring Fund or its designated agent a list of the names and addresses of the Target Fund’s shareholders and the number of outstanding shares of each class of the Target Fund owned by the Target Fund shareholder, and indicate the number, if any, of such shares represented by an outstanding share certificate, all as of the close of business on the Valuation Date. On the Closing Date, the Acquiring Fund will provide to the Target Fund evidence satisfactory to the Target Fund that the Acquisition Shares issuable pursuant to paragraph 2.1 have been credited to the Target Fund’s account on the books of the Acquiring Fund. On the Liquidation Date, the Acquiring Fund will provide to the Target Fund evidence satisfactory to the Target Fund that such Acquisition Shares have been credited pro rata to open accounts in the names of the Target Fund’s shareholders as provided in paragraph 2.3.

4.5.                            At the Closing, each party shall deliver to the other such bills of sale, instruments of assumption of Obligations, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of assets, assumption of liabilities and liquidation contemplated by paragraph 2.

5. REPRESENTATIONS AND WARRANTIES.

5.1.                            The Target Fund represents and warrants the following to the Acquiring Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

(a)                                 The Target Company is duly organized, validly existing and in good standing under the laws of its state of organization;

(b)                                 The Target Company is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and, as applicable, the Target Fund is a separate series thereof duly designated in accordance with the applicable provisions of the organizational documents of the Target Company and the 1940 Act;

(c)                                  The Target Fund is not in violation in any material respect of any provision of its organizational documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Target Fund is a party or by which the Target Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

(d)                                 The Target Fund has no material contracts or other commitments (other than this Agreement and such other contracts as may be entered into in the ordinary course of its business) that if terminated may result in material liability to the Target Fund or under which (whether or not terminated) any material payments for periods subsequent to the Closing Date will be due from the Target Fund;

(e)                                  To the knowledge of the Target Fund, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Target Fund, any of its properties or assets, or any person whom the Target Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and the Target Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

(f)                                   The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments of the Target Fund, as of the last day of and for its most recently completed fiscal year, audited by the Target Fund’s independent registered public accounting firm (and, if applicable, an unaudited statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments for any subsequent semiannual period following the most recently completed fiscal year), copies of which have been filed with the U.S. Securities and Exchange Commission or furnished to the Acquiring Fund, fairly reflect the financial condition and results of operations of the Target Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied.  In addition, the Target Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets and liabilities referred to above or those incurred in the ordinary course of its business since the last day of the Target Fund’s most recently completed fiscal year;

(g)                                  Since the last day of the Target Fund’s most recently completed fiscal year, there has not been any material adverse change in the Target Fund’s financial condition, assets, Obligations or business (other than changes occurring in the ordinary course of business), or any incurrence by the Target Fund of indebtedness, except as disclosed in writing to the Acquiring Fund. For the purposes of this subparagraph (g), distributions of net investment income and net realized capital gains, changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

(h)                                 The Target Fund has met the requirements of subchapter M of the Code for treatment as a “regulated investment company” within the meaning of Sections 851 and 852 of the Code in respect of each taxable year since the commencement of its operations, and will continue to meet such requirements at all times through the Closing Date, treating the Closing Date as the close of its tax year if the year does not otherwise close on such date. The Target Fund has not at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code.  There is no other tax liability (foreign, state, local) except as accrued on the Target Fund’s books.  The Target Fund has no earnings and profits accumulated with respect to any taxable year in which the provisions of Subchapter M of the Code did not apply.  The Target Fund will not be subject to corporate-level taxation on the sale of any assets currently held by it as a result of the application of Section 337(d) of the Code and the regulations thereunder.  All dividends paid by the Target Fund at any time prior to the Closing Date shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code. Except as otherwise disclosed in writing to the Acquiring Fund, the Target Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and has withheld in respect of dividends and other distributions and paid to the proper taxing authority all taxes required to be withheld, and is not liable for any penalties which could be imposed thereunder. The Acquired Fund has not received written notification from any tax authority that asserts a position contrary to any of the above representations;

(i)                                     Reserved.

(j)                                    Except as otherwise disclosed to the Acquiring Fund, as of the Closing Date: (i) the Target Fund shall have duly and timely filed all federal, state and other tax returns and reports of the Target Fund (including, but not limited to, information returns) required by law to have been filed by such date (giving effect to extensions), and all federal, state and other taxes shown to be due on such returns and reports or on any assessment received shall have been paid, or provisions shall have been made for the payment thereof; (ii) all such returns and reports are accurate and complete as of the time of their filing, and accurately state the amount of tax (if any) owed for the periods covered by the returns, or, in the case of information returns, the amount and character of income or other information required to be reported by the Target Fund; (iii) all of the Target Fund’s tax liabilities will have been adequately provided for on its books; and (iv) the Target Fund will have had no known tax deficiency or liability asserted against it or question with respect thereto raised by the Internal Revenue Service or by any state or local tax authority, and the Target Fund will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

(k)                                 All issued and outstanding shares of the Target Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the most recent Target Fund Prospectus by the applicable Target Company) and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. No options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of the Target Fund are outstanding and none will be outstanding on the Closing Date;

(l)                                     The Target Fund’s investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in the Target Fund Prospectus, except as previously disclosed in writing to the Acquiring Fund;

(m)                             The execution, delivery and performance of this Agreement has been duly authorized by the directors or trustees, as applicable, of the Target Fund, and, this Agreement will constitute the valid and binding obligation of the Target Fund enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(n)                                 The Acquisition Shares to be issued to the Target Fund pursuant to paragraph 2 will not be acquired for the purpose of making any distribution thereof other than to the Target Fund’s shareholders as provided in paragraph 2.3;

(o)                                 Reserved;

(p)                                 No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Target Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”), the 1940 Act and state securities or “Blue Sky” laws (which terms used herein shall include the laws of the District of Columbia and of Puerto Rico);

(q)                                 On the Closing Date, the Target Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 2.1 and will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other of its assets and Obligations to be transferred to the Acquiring Fund pursuant to this Agreement. At the Closing Date, subject only to the delivery of the Investments and any such other assets and Obligations and payment therefor as contemplated by this Agreement, the Acquiring Fund will acquire good and marketable title thereto and will acquire the Investments and any such other assets and Obligations subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof, except as previously disclosed to the Acquiring Fund;

(r)                                    On the Closing Date, the Target Fund will have sold such of its assets, if any, as are necessary based on information provided by the Acquiring Fund and contingent on the accuracy of such information to assure that, after giving effect to the acquisition of the assets of the Target Fund pursuant to this Agreement, the Acquiring Fund, if classified as a “diversified company” within the meaning of Section 5(b)(1) of the 1940 Act, will remain a “diversified company” and in compliance in all material respects with such other investment restrictions as are set forth in the Acquiring Fund Prospectus, as amended through the Closing Date; and

(s)                                   No registration of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Target Fund or the Acquiring Fund, except as previously disclosed by the Target Fund to the Acquiring Fund.

5.2.                            The Acquiring Fund represents and warrants the following to the Target Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

(a)                                 The Acquiring Fund is duly organized, validly existing and in good standing under the laws of its state of organization;

(b)                                 The Acquiring Fund is a duly registered investment company classified as a management company of the open-end type and its registration with the U.S. Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and the Acquiring Fund, as applicable, is a separate series thereof duly designated in accordance with the applicable provisions of the organizational documents of the Acquiring Company and the 1940 Act;

(c)                                  Reserved

(d)                                 On the Closing Date, the Acquiring Fund will have good and marketable title to its assets, if any;

(e)                                  The Acquiring Fund is not in violation in any material respect of any provisions of its organizational documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which the Acquiring Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

(f)                                   Reserved;

(g)                                  The Acquiring Fund was formed for the purpose of effecting the transactions contemplated by this Agreement, does not have any assets prior to such transactions (other than assets necessary to facilitate the transactions) and, prior to the Closing Date, will have carried on no business activities (apart from holding the initial investment of the initial shareholder);

(h)                                 Reserved;

(i)                                     The Acquiring Fund has not yet filed its first federal income tax return and, thus, has not yet elected to be treated as a “regulated investment company” for federal income tax purposes. However, upon filing its first income tax return at the completion of its first taxable year, the Acquiring Fund will elect to be a “regulated investment company” and until such time will take all steps necessary to ensure that it qualifies for taxation as a “regulated investment company” under Sections 851 and 852 of the Code;

(j)                                    As of the Closing Date, no federal, state or other tax returns of the Acquiring Fund will have been required by law to be filed and no federal, state or other taxes will be due by the Acquiring Fund; the Acquiring Fund will not have been required to pay any assessments; and the Acquiring Fund will not have any tax liabilities. Consequently, as of the Closing Date, the Acquiring Fund will not have any tax deficiency or liability asserted against it or question with respect thereto raised, and the Acquiring Fund will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

(k)                                 Reserved;

(l)                                     Reserved;

(m)                             The Acquiring Fund has no shares of beneficial interest issued and outstanding (apart from shares issued representing the initial investment of the initial shareholder necessary to facilitate the transactions);

(n)                                 Reserved;

(o)                                 The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes the valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(p)                                 The Acquisition Shares to be issued and delivered to the Target Fund pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued shares in the Acquiring Fund, and will be fully paid and non-assessable (except as set forth in the draft Acquiring Fund Prospectus, a copy of which has been provided to the Target Fund) by the Acquiring Fund, and no shareholder of the Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof;

(q)                                 Reserved; and

(r)                                    No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act and state securities or “Blue Sky” laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

6. COVENANTS OF THE TARGET FUND AND THE ACQUIRING FUND.

The Target Fund and the Acquiring Fund hereby covenants and agrees with the other as follows:

6.1.                            The Acquiring Fund and the Target Fund will each operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include regular and customary periodic dividends and distributions.

6.2.                            Reserved.

6.3.                            Reserved.

6.4.                            Reserved.

6.5.                            The Acquiring Fund will advise the Target Fund promptly if at any time prior to the Closing Date the Investments of the Target Fund include any securities that the Acquiring Fund is not permitted to acquire.

6.6.                            Subject to the provisions of this Agreement, the Target Fund and the Acquiring Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the other party’s obligations to consummate the transactions contemplated hereby to be met or fulfilled and otherwise to consummate and make effective such transactions.

6.7.                            The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities or “Blue Sky” laws as it may deem appropriate in order to continue its operations after the Closing Date.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TARGET FUND.

The obligation of the Target Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

7.1.                            The Acquiring Fund shall have delivered to the Target Fund a certificate executed in its name by its President or a Vice President and its Treasurer and its Secretary, in form and substance satisfactory to the Target Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Acquiring Fund has complied with all the covenants and agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to the Closing Date.

7.2.                            The Target Fund shall have received a favorable opinion of counsel to the Acquiring Fund, dated the Closing Date and in a form satisfactory to the Target Fund, to the following effect:

(a)                                 The Acquiring Fund is duly organized and validly existing under the laws of its state of organization and has power to own all of its properties and assets and to carry on its business as presently conducted, and is duly constituted in accordance with the applicable provisions of the 1940 Act and the organizational documents of the Acquiring Fund;

(b)                                 This Agreement has been duly authorized, executed and delivered on behalf of the Acquiring Fund and, assuming the due authorization, execution and delivery of this Agreement by the Target Fund, is the valid and binding obligation of the  Acquiring Fund enforceable against the  Acquiring Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(c)                                  The Acquiring Fund has the power to assume the Obligations to be assumed by it hereunder and, upon consummation of the transactions contemplated hereby, the Acquiring Fund will have duly assumed such Obligations;

(d)                                 The Acquisition Shares to be issued for transfer to the Target Fund’s shareholders as provided by this Agreement are duly authorized and upon such transfer and delivery will be validly issued and outstanding and, assuming receipt by the Acquiring Fund of the consideration contemplated hereby, fully paid and nonassessable by the Acquiring Fund, and no shareholder of the Acquiring Fund has any preemptive right of subscription or purchase in respect thereof; and

(e)                                  The execution and delivery of this Agreement did not, and the performance by the Acquiring Fund of its obligations hereunder will not, violate the Acquiring Fund’s organizational documents.

7.3.                            For the period beginning at the Closing Date and ending not less than six years thereafter, PNC, its successors and assigns, shall provide, or cause to be provided, liability coverage at least comparable in scope and amount to the liability coverage currently applicable to any former and/or current trustees/directors and officers of the Target Fund as of the date of this Agreement, covering the actions of such trustees/directors and officers of the Target Fund for the period(s) they served as such. Any related costs or expenses for the provision of liability coverage pursuant to this paragraph shall be allocated based on paragraph 10.2.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Target Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

8.1.                            The Target Fund shall have delivered to the Acquiring Fund a certificate executed in its name by its President or its Treasurer and its Secretary, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Target Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Target Fund has complied with all the covenants and agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to the Closing Date.

8.2.                            The Acquiring Fund shall have received a favorable opinion of counsel to the Target Fund dated the Closing Date and in a form satisfactory to the Acquiring Fund, to the following effect:

(a)                                 The Target Company is duly organized and validly existing under the laws of its state of organization and has power to own all of its properties and assets and to carry on its business as presently conducted, and the Target Fund, as applicable, is a separate series thereof duly constituted in accordance with the applicable provisions of the 1940 Act and the organizational documents of the Target Company;

(b)                                 This Agreement has been duly authorized, executed and delivered on behalf of the Target Fund and, assuming the  due authorization, execution and delivery of this Agreement by the Acquiring Fund, is the valid and binding obligation of the Target Fund enforceable against the Target Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(c)                                  The Target Fund has the power to sell, assign, transfer and deliver the assets to be transferred by it hereunder, and, upon consummation of the transactions contemplated hereby, the Target Fund will have duly transferred such assets to the Acquiring Fund; and

(d)                                 The execution and delivery of this Agreement did not, and the performance by the Target Fund of its obligations hereunder will not, violate the Target Fund’s organizational documents.

8.3.                            On or prior to the Closing Date, the Target Fund shall have declared a dividend or dividends that, together with all previous dividends, shall have the effect of distributing, in distributions qualifying for the dividends paid deduction, (i) all of the excess of (a) the Target Fund’s interest income excludable from gross income under Section 103(a) of the Code over (b) the Target Fund’s deductions disallowed under Sections 265 or 171(a)(2) of the Code, (ii) all of the Target Fund’s investment company taxable income as defined in Section 852 of the Code and (iii) all of the Target Fund’s net capital gain realized (after reduction for any capital loss carryover); the amounts in (i), (ii) and (iii) shall in each case be computed without regard to the dividends paid deduction and shall include amounts in respect of both (x) the Target Fund’s taxable year that will end on the Closing Date, and (y) any prior taxable year of the Target Fund, to the extent such dividend or dividends are eligible to be treated as paid during such prior year under Section 855(a) of the Code.

8.4.                            The Target Fund shall have furnished to the Acquiring Fund a certificate signed by an officer of the Target Fund as to the adjusted tax basis in the hands of the Target Fund of the Investments delivered to the Acquiring Fund pursuant to this Agreement, and shall have delivered a copy of the tax books and records of the Target Fund, including but not limited to information necessary for purposes of preparing any tax returns, reports and information returns required by law to be filed by the Acquiring Fund after the Closing Date.

9. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TARGET FUND AND THE ACQUIRING FUND.

The respective obligations of the Target Fund and the Acquiring Fund hereunder are subject to the further conditions that on or before the Closing Date:

9.1.                            Reserved.

9.2.                            On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated hereby.

9.3.                            All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state “Blue Sky” and securities authorities) deemed necessary by the Target Fund or the Acquiring Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except when failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Target Fund or the Acquiring Fund.

9.4.                            Reserved.

9.5.                            Reserved.

9.6.                            Reserved.

9.7                               At any time prior to the Closing, any of the foregoing conditions of this Agreement may be waived jointly by the board of trustees of the Target Fund and the Acquiring Fund, if, in their judgment, such waiver will not have a material adverse effect on the interests of the shareholders of the Target Fund or the Acquiring Fund.

10. BROKERAGE FEES AND EXPENSES.

10.1.                     The Target Fund and Acquiring Fund each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

10.2.                     All fees paid to governmental authorities for the registration or qualification of Acquisition Shares and all transfer agency costs related to the Acquisition Shares shall be allocated to the PNC Fund. All fees and expenses related to printing and mailing communications to Advantage Fund shareholders shall be allocated to the Advantage Fund. All of the other expenses of the Reorganization, including without limitation, accounting, legal and custodial expenses, shall be allocated equally between the Advantage Fund and the PNC Fund. The expenses detailed above shall be borne by the Fund to which they are allocated.

11. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES.

11.1.                     The Target Fund and Acquiring Fund each agrees that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

11.2.                     The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder except paragraphs 2.1, 2.2, 2.3, 2.5, 6.6, 7.3, 10, 11, 14 and 15.

12. TERMINATION.

12.1.                     This Agreement may be terminated by the mutual agreement of the Target Fund and Acquiring Fund. In addition, either the Target Fund or the Acquiring Fund may at its option terminate this Agreement at or prior to the Closing Date because:

(a)                                 of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed by the other party at or prior to the Closing Date;

(b)                                 a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met; or

(c)                                  any governmental authority of competent jurisdiction shall have issued any judgment, injunction, order, ruling or decree or taken any other action restraining, enjoining or otherwise prohibiting this Agreement or the consummation of any of the transactions contemplated herein and such judgment, injunction, order, ruling, decree or other action becomes final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this paragraph 12.1(c) shall have used its reasonable best efforts to have such judgment, injunction, order, ruling, decree or other action lifted, vacated or denied.

If any transaction contemplated by this Agreement has not been substantially completed by the first anniversary of this Agreement, this Agreement shall automatically terminate on that date with respect to that transaction, unless a later date is agreed to by both the Target Fund and the Acquiring Fund.

12.2.                     If for any reason any transaction contemplated by this Agreement is not consummated, no party shall be liable to any other party for any damages resulting therefrom, including without limitation consequential damages.

13. AMENDMENTS.

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of each Target Fund and Acquiring Fund; provided, however, that no amendment that under applicable law requires approval by shareholders of a Target Fund or an Acquiring Fund, as applicable, shall be effective without such approval having been obtained.

14. NOTICES.

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Target Fund or the Acquiring Fund, c/o PNC Capital Advisors, LLC, One East Pratt Street, 5th Floor, Baltimore, MD 21202, Attention: Thomas R. Rus, Attention: Thomas R. Rus.

15. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; NON- RECOURSE.

15.1.                     The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15.2.                     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

15.3.                     This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the state of Delaware, without giving effect to any choice or conflicts of law rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

15.4.                     This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

THE REST OF THIS PAGE IS INTENTIONALLY BLANK.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as set forth below.

PNC Advantage Funds

On behalf of its series, PNC Advantage Institutional Treasury Money Market Fund

Attested by:

/s/ Thomas R. Rus
Name: Thomas R. Rus, Secretary	By:	/s/ John F. Kernan
Title: Secretary	Name:	John F. Kernan
	Title:	Vice President and Treasurer

PNC Funds

On behalf of its series, PNC Treasury Plus Money Market Fund

Attested by:

/s/ Thomas R. Rus
Name: Thomas R. Rus	By:	/s/ John F. Kernan
Title: Secretary	Name:	John F. Kernan
	Title:	Vice President and Treasurer

Solely for purposes of Paragraphs 7.3 and 10.2 of the Agreement

PNC Capital Advisors, LLC

Attested by:

/s/ Thomas R. Rus	By:	/s/ Jennifer E. Spratley
Name: Thomas R. Rus	Name:	Jennifer E. Spratley
Title: Secretary	Title:	Managing Director

EXHIBIT A — Share Class Mapping

Share Class Mapping

Target Fund Share Class	Acquiring Fund Share Class
Institutional Shares (PAIXX)	Institutional Shares (PAIXX)
Advisor Shares (PAYXX)	Advisor Shares (PAYXX)
Service Shares (PAXX)	Service Shares (PAXX)